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                              April 14, 2023

       T. Heath Fountain
       Chief Executive Officer and Acting Chief Financial Officer
       COLONY BANKCORP INC
       115 South Grant Street
       Fitzgerald, Georgia 31750

                                                        Re: COLONY BANKCORP INC
                                                            Form S-3 filed
March 16, 2023
                                                            File No. 333-270613

       Dear T. Heath Fountain:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-3 Filed March 16, 2023

       General

   1. In light of recent market events and activities within the banking sector, pursuant to Item
                                                        11 of Form S-3, please
describe any material impact these events and activities have had on your financial
condition, operations, customer base, liquidity, capital position and risk profile. In this
regard, advise us of the extent of any significant changes by management regarding interest rate
risk and asset/liability management policies. Additionally, advise us whether you have a
Chief Risk Officer and if not, who handles such duties.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 T. Heath Fountain
COLONY BANKCORP INC
April 14, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 if
you have questions regarding this comment or any other questions.



FirstName LastNameT. Heath Fountain                        Sincerely,
Comapany NameCOLONY BANKCORP INC
                                                           Division of
Corporation Finance
April 14, 2023 Page 2                                      Office of Finance
FirstName LastName